Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mount Laurel, New Jersey 08054

February 18, 2011

BY EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, North East

Washington, D.C. 20549

Re:	Central European Distribution Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 1, 2010

File No. 000-24341

Dear Mr. Reynolds:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 4, 2011 to Mr. William V. Carey, President and Chief Executive Officer of Central European Distribution Corporation (the “Company”), with respect to the above-referenced Form 10-K (the “2009 Form 10-K”).

As our counsel, Christopher Peterson, advised a member of the Staff, Shehzad Niazi, via telephone, we intend to file a full amendment to the 2009 Form 10-K (the “Form 10-K/A”) on or about February 28, 2011. In addition to the disclosure to be included in the Form 10-K/A that is discussed below, please note that the Form 10-K/A will include (1) our supplemental responses to comments 1, 3, 5 and 6 of your letter dated December 29, 2010, as discussed in our letter to the Staff filed with the Commission on January 21, 2011 and (2) the updated disclosure with respect to Items 6, 7, 7A and 8 of the 2009 Form 10-K that was previously disclosed on our Current Report on Form 8-K filed with the Commission on November 23, 2010.

For your convenience, we have set forth below comments 2 and 3 from your comment letter in bold typeface and included the Company’s response below it.

Form 10-K for the Fiscal Year Ended December 31, 2009

The Company’s Future Liquidity and Capital Resources, page 43

2.	We note your response to comment two of our letter dated December 29, 2010. In your amended Form 10-K, please also address the extent to which you are in compliance with the financial ratios you have described, rather than simply stating that you are in compliance.

Response:

We advise the Staff that we will disclose the financial ratios calculated pursuant to our credit lines, facilities and other financings for the relevant periods and the extent to which we are in compliance with the required financial ratios in our Form 10-K/A and in future filings, as applicable.

Exhibits

3.	We note your response to comment four of our letter dated December 29, 2010, which states that you will re-file certain exhibits pursuant to Item 601(b)(2) of Regulation S-K. We disagree with this approach for Exhibits 10.18, 10.21 and 10.37. Please file these exhibits in their entirety with your amended Form 10-K pursuant to Item 601(b)(10) of Regulation S-K or provide us with a more detailed analysis of why you believe they should be filed pursuant to Item 601(b)(2). In this regard, we note the subject matter of these agreements and that they were entered into at different times after March 11, 2008, the date of the Russian Alcohol purchase agreement filed as a (b)(2) exhibit. We also note that the agreement attached as Exhibit 10.18 does not seem to relate to the Russian Alcohol acquisition.

Response:

We advise the Staff that we will re-file Exhibits 10.18, 10.21 and 10.37 to the 2009 Form 10-K in full as exhibits to the Form 10-K/A, pursuant to Item 601(b)(10) of Regulation S-K.

* * * * *

In providing the foregoing responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Thank you for your consideration. If you have further questions or comments, please contact me at (856) 273-6980.

Sincerely,

/s/ William V. Carey
William V. Carey
President and Chief Executive Officer

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